PB
3/12/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046575

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received
MAR 0 2 2015
Wash DC 404 Section

SEC FILE NUMBER
8- 66911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8940 Main Street
(No. and Street)

Clarence	New York	14031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Cox — (716)580-1601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Corporate Parkway, Suite 200	Amherst	New York	14226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/13/15

OATH OR AFFIRMATION

I, Anthony R. Nanula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________

2 ____________________

3 ____________________

4 ____________________

5 ____________________

6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

JANNELLE JIMENEZ
Commission # 2056888
Notary Public - California
San Diego County
My Comm. Expires Feb 3, 2018

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 19 day of February, 2015,
Date *Month* *Year*
by
(1) Anthony Nanula
(and (2)____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________________

NIAGARA INTERNATIONAL CAPITAL LIMITED

Financial Statements as of December 31, 2014 Together with Independent Auditor's Report

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS
DECEMBER 31, 2014

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2015

To the Board of Directors of
Niagara International Capital Limited:

We have audited the accompanying financial statements of Niagara International Capital Limited (a New York S-corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Niagara International Capital Limited's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Niagara International Capital Limited as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Exhibits I, II and III has been subjected to audit procedures performed in conjunction with the audit of Niagara International Capital Limited's financial statements. The supplemental information is the responsibility of Niagara International Capital Limited's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bonadio & Co., LLP

100 Corporate Parkway
Suite 200
Amherst, New York 14226
p (716) 250-6600
f (716) 250-6605

www.bonadio.com

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	2014
ASSETS	
CURRENT ASSETS:	
Cash	$ 212,324
Accounts receivable	140,802
Accounts receivable - related party	38,161
Prepaid expenses	26,082
Employee advances	22,083
Total current assets	439,452
OFFICE EQUIPMENT, net	927
OTHER ASSETS:	
Note receivable, net of allowance of $8,314	1,157
Investments, at fair value	25,000
Raymond James clearing deposit	36,015
Total other assets	62,172
	$ 502,551
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 199,155
Loans payable to affiliates	285
Total liabilities	199,440
SHAREHOLDERS' EQUITY:	
Common stock; no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000
Additional paid in capital	1,576,090
Accumulated deficit	(1,277,979)
Total shareholders' equity	303,111
	$ 502,551

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
REVENUE:		
Commission income	$	15,532,387
Consulting income		95,000
Reimbursement income		581,757
Service fee income		80,000
Insurance commission income		21,605
Total revenue		16,310,749
OPERATING EXPENSES:		
General and administrative expenses		16,378,700
Loss from operations		(67,951)
OTHER INCOME (EXPENSE):		
Interest and dividend income		4
Interest expense		(956)
Net loss	$	(68,903)

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
BALANCE - January 1, 2014	$ 5,000	$ 1,332,390	$ (1,209,076)	$ -	$ 128,314
Capital contributions	-	243,700	-	-	243,700
Net loss	-	-	(68,903)	-	(68,903)
BALANCE - December 31, 2014	$ 5,000	$ 1,576,090	$ (1,277,979)	$ -	$ 303,111

The accompanying notes are an integral part of these statements.

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
CASH FLOW FROM OPERATING ACTIVITIES:	
Net loss	$ (68,903)
Adjustments to reconcile net loss to net cash flow from operating activities:	
Depreciation	663
Dividends	(4)
Changes in:	
Accounts receivable	(81,753)
Accounts receivable - related party	(23,157)
Prepaid expenses	(4,504)
Accounts payable and accrued expenses	146,434
Net cash flow from operating activities	(31,224)
CASH FLOW FROM INVESTING ACTIVITIES:	
Employee advances	(43,685)
Repayment of employee advances	34,285
Net cash flow from investing activities	(9,400)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions	243,700
Repayments of loans payable to affiliates, net	(16,588)
Net cash flow from financing activities	227,112
NET CHANGE IN CASH	186,488
CASH - beginning of year	25,836
CASH - end of year	$ 212,324

The accompanying notes are an integral part of these statements.

1. THE COMPANY

Niagara International Capital Limited (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State and California. Effective February 13, 2013, the Company was approved in New York State to operate as a Registered Investment Advisor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash
Cash includes bank demand deposit accounts with a maturity of three months or less. The Company's cash balances may at times exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk with respect to cash.

Accounts Receivable and Accounts Receivable - Related Party
Accounts receivable at December 31, 2014 consists of amounts outstanding from investment banking fees and reimbursable expenses per the registered representative and shared services contracts as further discussed in Note 4 and Note 5. Account receivable - related party consists of amounts outstanding per the sharing agreements as further discussed in Note 3. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2014, the Company considered all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Note Receivable and Employee Advances
Notes receivable and employee advances are stated at unpaid principal balances, less an allowance for a loss. Management periodically evaluates them for collectability based on inherent collection risks and adverse situations that may affect the borrower's ability to repay. Notes and advances for which no contractual payments have been received for a period of time are considered delinquent. After all collection efforts are exhausted, any amounts deemed uncollectible based upon an assessment of the debtor's financial condition are written off. As of December 31, 2014, management determined that allowance of 90% of the note receivable balance is necessary. Notes are placed on nonaccrual status when management believes collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest Income on nonaccrual loans is recognized only to the extent cash payments are received.

Revenue Recognition
Commission and variable annuity contract income is recognized as the commissions are earned. Consulting income is recognized when all significant terms of the contract have been completed. Reimbursement income is recognized when payments are received.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Equipment
Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Repairs and maintenance are charged to operations as incurred.

Advertising Costs
The Company expenses advertising as incurred. Advertising expense was $4,014 for the year ended December 31, 2014.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for a discussion of fair value measurements.

Income Taxes
The Company has elected to be treated as an S-Corporation for federal, New York State and California tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

As of December 31, 2014, the Company does not have a liability for unrecognized tax benefits. The Company files income tax returns in the U.S. federal jurisdiction, New York State and California. The Company is generally no longer subject to U.S. federal and New York State income tax examinations by tax authorities for years before 2011 and California income tax examinations by tax authorities for years before 2010.

3. RELATED PARTY TRANSACTIONS

The Company has expense sharing agreements in place with companies related through common ownership. The sharing agreements are in place for payroll related expenses and other operating expenses. The Company reimburses the related parties on a monthly basis. Amounts due are unsecured and due on demand. There was $285 outstanding at December 31, 2014. The employees of the Company also participate in the retirement plan of one of the related parties. Company contributions to the plan totaled $500 for the year ended December 31, 201414.

Accounts receivable - related party at December 31, 20144 represents amounts owed from an owner of the Company and companies related through common ownership.

4. REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals in New York City and California to act as registered representatives of the Company in order to assist in executing investment banking and registered investment advisor contracts. These individuals are compensated by consulting fees and commissions earned on those contracts and their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission and consulting fees under these

4. REGISTERED REPRESENTATIVE CONTRACTS (Continued)

agreements amount to $1,194,720 for the year ended December 31, 2014. These fees are included in general and administrative expenses in the accompanying statements of operations. There were no amounts outstanding at December 31, 2014.

Certain expenses such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts. There was $21,938 recorded to accounts receivable as of December 31, 2014 for legal fees included in accounts payable related to these agreements.

5. SHARED SERVICES AGREEMENT

The Company has a Management and Shared Services Agreement (The "Agreement") with Cappello Group, Inc. and Alexander Cappello (collectively "Cappello"), an unrelated registered party. As part of the agreement, customer contracts for investment banking services and consulting are established between the Company, Cappello and the client. Revenue received is recorded in a jointly owned bank account and paid out per the order determined in the Agreement. The Company receives an established monthly amount for the management and compliance support ($8,000 for the first three months and $7,000 after). The Company recorded $80,000 of management fees as a result of this arrangement. Any expenses paid by the Company on Cappello's behalf are reimbursed and recorded to reimbursement income. Registered representatives are then paid per their individual agreements with Cappello. Finally, any amounts remaining in the account are paid to Cappello as usage fees to be used for their operational expenses. The related cash account had a balance of $122,484 at December 31, 2014 which is included in cash on the Balance Sheet. Subsequent to December 31, 2014, the terms of the Cappello agreement were in the process of being updated. As part of the proposed amendment, the Company will receive more money on a monthly basis for management and compliance support. As of the report date, the terms were still being negotiated however monthly fees will likely be $15,000 to $20,000 more a month during 2015.

The Company recorded revenue of $14,873,054 related to this agreement, which consisted of $14,301,940 commission income, $95,000 consulting income and $476,114 reimbursement income. Related expenses totaled $14,793,054 which consisted of $7,970,861 of registered representative fees, $2,687,455 of legal and regulatory fees and $4,134,738 of usage fees paid to Cappello during the year ended December 31, 2014. These fees are included in general and administrative expenses in the accompanying statements of operations. Included in accounts receivable is $118,216 related to expense reimbursements for legal invoices and regulatory fees recorded in accounts payable at December 31, 2014.

6. LEASE AGREEMENTS

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. Monthly payments under this lease were $1,010 for 2014. Rent expense for the year ended December 31, 20144 was $12,120.

The Company leases office equipment from an unrelated party with rentals of $139 per month (plus taxes and insurance) for 60 months through March 2016. Rent expense for the year ended December 31, 20144 amounted to $1,495. Future minimum lease payments under this non-cancellable operating lease are:

2015	$	1,668
2016	$	417

7. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

		20144
Computers	$	10,423
Furniture		1,468
		11,891
Less: Accumulated depreciation		(10,964)
	$	927

Depreciation expense for the year ended December 31, 2014 was $663.

8. FAIR VALUE MEASUREMENTS

The Company uses various valuation techniques in determining fair value. ASC Section 820 established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

There have been no changes in the methodologies used at December 31, 20144.

8. FAIR VALUE MEASUREMENTS (Continued)

Raymond James clearing deposit - Money market funds: Valued under the amortized cost method of valuation pursuant to Rule 2a-7 under the 1940 Act provided that certain conditions are met, including that the fund's Board of Trustees continues to believe that the amortized cost valuation method fairly reflects the market based net asset value per share of the fund. This involves valuing a security at its cost initially and thereafter assuming a constant amortization to maturity of any discounts or premium, regardless of the impact of fluctuating interest rates on the market value of the security. This method may result in periods during which value, as determined by amortized cost, is higher or lower than the price the fund would receive if it sold the security. The market value of securities in the fund can be expected to vary inversely with changes in prevailing interest rates.

The fund does not have any unfunded commitments, nor any significant restrictions on redemptions other than the following. Certain securities held by the fund may be subject to legal or contractual restrictions on resale or are illiquid. Restricted securities generally may be resold in transactions exempt from registration. An illiquid security is a security which cannot be disposed of promptly (within seven days) and in the usual course of business at approximately its fair value and includes, but is not limited to, repurchase agreements maturing in excess of seven days, time deposits with a withdrawal penalty, non-negotiable instruments and instruments for which no market exists. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at the current valuation may be difficult and could adversely affect the net assets of the fund.

In the normal course of business, the fund enters into contracts that contain a variety of representations which provide general indemnifications. The fund's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risk of loss to be remote. Participant-directed redemptions can be made on any business day and do not have a redemption notice period.

Private equity investment - Cava Capital (formerly Emerge VC): Derived based on the profits of the fund (the "carry"). Since there has been no carry in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

The following sets forth by Level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 20144:

	Assets at Fair Value as of December 31, 20144			
	Level 1	Level 2	Level 3	Total
Money market funds	$ -	$ 36,015	$ -	$ 36,015
Private equity investments	-	-	25,000	25,000
	$ -	$ 36,015	$ 25,000	$ 61,015

8. FAIR VALUE MEASUREMENTS (Continued)

There were no transfers in or out of the any of the Levels described above during the year ended December 31, 2014. Transfers are recognized at the end of the reporting period.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2014.

	Private Equity Investments
Balance – January 1, 2014	$ 25,000
Changes	-
Balance - December 31, 2014	$ 25,000

For the year ended December 31, 2014, there were no unrealized or realized gains or losses for the period included in earnings for private equity investments held at the end of the reporting period.

All assets have been valued using a market approach, except for Level 3 assets. The following table describes the valuation techniques used to calculate fair values for assets in Level 3. For Level 3 assets, management determines the fair value measurement valuation policies and procedures. Annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information. There were no changes in the valuations techniques during the current year.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value at 12/31/14	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Private equity investment – Cava Capital	$ 25,000	Profit of the fund	Carry of the Fund[a]	N/A

The significant unobservable inputs used in the fair value measurement of the Company's private equity investment. A significant increase (decrease) related to this assumption would result in a significantly lower (higher) fair value measurement. A 3% change in either direction in the assumption, which is estimated by management would not have a significant effect on the fair value measurement analysis performed by management.

a The Company's investment in this private equity fund is derived based on the profits of the fund (the "carry"). Since there has been no carry yet in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

9. INVESTMENTS

Cost and fair value of investments at December 31, 2014 are as follows:

	December 31, 2014				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:					
Money market funds	$ 33,855	$ 2,160	$ -	$ -	$ 36,015
Private equity investment Cava Capital	25,000	-	-	-	25,000
	$ 58,855	$ 2,160	$ -	$ -	$ 61,015

There are no unrealized gains or losses for the year ended December 31, 20144. Management evaluates securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. Management determined that no declines were deemed to be other than temporary at December 31, 2014.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification (FASB ASC 825-10), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. There were no changes in methods or assumptions during the year. The financial instruments are categorized into the three levels of the fair value hierarchy as further described in Note 8.

Cash, accounts receivable, accounts receivable – related party, employee advances, accounts payable and accrued expenses and loans payable to affiliates: These financial instruments are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. These instruments are classified as level 2 in the fair value hierarchy.

Note receivable: The carrying amount of the note approximates fair value because it bears interest at a rate that approximates the current market rate for notes with similar maturities and credit quality. The note is classified as level 2 in the fair value hierarchy.

Investments and Raymond James clearing deposit: Investments are carried at fair value as further discussed in Note 8. Fair value levels are also further discussed in Note 8.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and fair values of the Company's financial instruments at December 31, 2014 are as follows:

	Carrying Amount	Fair Value
Cash	$ 212,324	$ 212,324
Accounts receivable	140,802	140,802
Accounts receivable – related party	38,161	38,161
Employee advances	22,083	22,083
Note receivable	1,157	1,157
Investments	25,000	25,000
Raymond James clearing deposit	36,015	36,015
Accounts payable and accrued expenses	199,155	199,155
Loans payable to affiliates	285	285

11. RAYMOND JAMES CLEARING DEPOSIT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 20144 consisted of an investment in a money market fund which is discussed in Note 8 and Note 9.

12. EMPLOYEE ADVANCES

The Company has made advances to employees in the aggregate amount of $22,083. These advances are due on demand and are accruing interest at the applicable federal rate. During 2014, there were repayments of $34,285 and additional advances of $43,685.

13. NOTE RECEIVABLE

The note receivable is for consulting services performed in relation to Javo Beverage Company ("Javo", an unrelated party). The promissory note is dated May 13, 2011 with a principal amount of $9,238, which was to be paid in full on May 14, 2014. The note has been extended to 2017. Interest only payments of 1% are paid on the note until the maturity date. The Company received no payments in 2014.

During 2013, the Company received communication from Javo indicating that they have recorded significant losses since they reorganized after filing for Chapter 11 bankruptcy in 2011 and their independent accounts were issuing a going concern opinion on their financial statements for the year ended December 31, 2013. Further, they have significant senior debt outstanding and the promissory note held by the Company is subordinate to that debt. Javo plans to negotiate a 10% payment in order to satisfy the promissory note. Based on these facts, management determined it appropriate to record a 90% allowance on the note receivable balance at December 31, 2014.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 20144, the Company had excess net capital of $73,179, which exceeded minimum net capital requirements by $59,883.

Exhibit I

NIAGARA INTERNATIONAL CAPITAL LIMITED

EXCESS NET CAPITAL
DECEMBER 31, 2014

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2014:

TOTAL ASSETS		$ 502,551
Less: Total liabilities		199,440
NET WORTH		303,111
Less: Non-allowable assets		(229,212)
TENTATIVE NET CAPITAL		73,899
Less: Undue concentration		-
Less: Haircuts		(720)
NET CAPITAL		73,179
NET CAPITAL REQUIREMENTS		
6 2/3% of aggregate indebtedness	$ 13,296	
Minimum requirement	$ 5,000	
Greater of above		13,296
EXCESS NET CAPITAL		$ 59,883
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2014)		
Net capital, as reported in Company's part II (unaudited) FOCUS report		$ 73,312
Audit adjustments (net)		(133)
Final net capital		$ 73,179

The accompanying notes are an integral part of these exhibits.

NIAGARA INTERNATIONAL CAPITAL LIMITED

**COMPUTATION FOR DETERMINTATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
INFORMATION FOR POSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2014**

The Company is exempt from the computation of reserve requirements and information for posession or control requirements under Rule 15c3-3 as it is a non-carrying broker-dealer.

Exhibit III

NIAGARA INTERNATIONAL CAPITAL LIMITED

GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
Salaries and commissions	$	9,341,946
Cappello usage fees		4,084,736
Legal fees		2,619,117
Outside services		61,830
Payroll taxes and benefits		46,454
Membership and filing fees		43,527
Licensing fees		40,699
Consulting fees		35,150
Insurance		29,437
Accounting fees		17,375
Rent		12,120
Travel		8,866
Financial operations officer fees		8,687
Utilities		6,033
Bank charges		4,619
Advertising		4,014
Continuing education		2,393
Printing and reproduction		2,330
Meals and entertainment		2,087
Office expense		1,589
Equipment rent		1,495
Postage and delivery		1,331
Repairs and maintenance		1,172
State taxes		742
Depreciation		663
Charitable contributions		200
Miscellaneous		88
Bad debt expense		-
	$	16,378,700

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2015

To the Board of Directors of
Niagara International Capital Limited:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Niagara International Capital Limited (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio + Co., LLP

100 Corporate Parkway
Suite 200
Amherst, New York 14226
p (716) 250-6600
f (716) 250-6605

www.bonadio.com

Niagara International Capital Limited
Home Office: 8940 Main Street, Clarence, NY 14031
800-535-6981 phone ~ 800-913-5984 fax
MEMBER FINRA/SIPC

February 27, 2015

The below information is designed to meet the Exemption Report criteria pursuant to Securities & Exchange Commission (SEC) Rule 17-5(d)(4):

- Niagara International Capital Limited is a broker dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).
- Niagara International Capital Limited claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2014. Niagara International Capital Limited meets the exemption conditions set forth in paragraph (k)(2)(ii) of the rule, as follows:
    - The provisions of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Niagara International Capital Limited has met the identified exemption provisions throughout the period of June 1, 2014 through December 31, 2014 without exception.
- Niagara International Capital Limited has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c 3-3 for the period of June 1, 2014 through December 31, 2014.

The above statements are true and correct to the best of the management's knowledge and belief.

Sincerely,

Robert Barreca

Robert Barreca
Chief Compliance Officer

NIAGARA INTERNATIONAL CAPITAL LIMITED

Agreed-Upon Procedures Report
Schedule of Assessment and Payments
(Form SIPC-7)

December 31, 2014

Bonadio & Co., LLP
Certified Public Accountants

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

February 27, 2015

To the Board of Directors of
Niagara International Capital Limited:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Niagara International Capital Limited (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio + Co., LLP

100 Corporate Parkway
Suite 200
Amherst, New York 14226
p (716) 250-6600
f (716) 250-6605

www.bonadio.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066911 FINRA DEC
Niagara International Capital Limited
8940 Main Street
Clarence, NY 14031

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2)		$38,914
B. Less payment made with SIPC-6 filed (exclude interest) 08-01-14, 02-02-15 (Date Paid)		(40,228)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		(1,314)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$(1,314)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(1,314)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Niagara International Capital Limited
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 19 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 14 and ending December 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,310,754
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	157,217
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6,092
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for Dollar expense reimbursement income	581,758
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	745,067
2d. SIPC Net Operating Revenues	$ 15,565,687
2e. General Assessment @ .0025	$ 38,914

(to page 1, line 2.A.)